Exhibit 99.87

ELEMENTAL ALTUS TO GAIN EXPOSURE TO DIGITAL GOLD THROUGH TETHER GOLD (XAUT)

August 28, 2025 – Vancouver, BC: Elemental Altus Royalties Corp. (“Elemental Altus” or the “Company”) (TSX-V: ELE, OTCQX: ELEMF) is pleased to announce that it has agreed to open an institutional account to gain access to Tether Gold (“XAUt”), a regulated, gold-backed digital asset. This forms part of a strategy to diversify the Company’s treasury and increase exposure to rising gold prices with enhanced liquidity and efficiency.

Highlights

•	Elemental Altus has established an institutional account to gain exposure to XAUt – a tokenised asset backed 1:1 by physical gold

•	XAUt is directly redeemable and fully backed by allocated gold bars held in Swiss vaults

•	The digital format allows for instant settlement, 24/7 liquidity, and no custody fees

•	Aligns with the Company’s strategy to preserve value from excess cash through low-risk, inflation-hedging instruments

"XAUt is positioning itself as a promising standard for the new era of gold markets digital and real-time settlements and its rapid adoption will generate countless opportunities” said Juan Sartori, Executive Chairman of Elemental Altus.

“We are continually exploring secure and innovative ways to improve the efficiency of our capital,” said Frederick Bell, CEO of Elemental Altus. “XAUt provides us with access to a gold-backed asset that aligns with our long-term approach to treasury and capital preservation. It allows us to maintain our exposure to gold while benefiting from the flexibility and security of blockchain-based instruments.”

XAUt is a digital token backed 1:1 by physical gold, with underlying bars held in high-security Swiss vaults. Unlike traditional ETFs or custody accounts, XAUt offers instant settlement, 24/7 liquidity, and no custody fees, making it particularly attractive for institutions seeking digital exposure to precious metals.

Elemental Altus continues to evaluate low-risk, inflation-hedging options for surplus capital while prioritising transparency, security, and liquidity. The Company expects to allocate a small portion of its treasury to XAUt in the near term.

Frederick Bell

CEO

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact +1 604 646 4527.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, (together, “forward-looking statements”), concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold; the estimation of mineral reserves and mineral resources; the realization of Mineral Reserve estimates; the Company’s growth prospects; the Company’s estimated 2025 revenues; and the timing and amount of estimated future production. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” “believes,” “projects” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “occur” or “be achieved.” Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to, volatility in the price of gold, discrepancies between anticipated and actual production by companies in our portfolio, risks inherent in the mining industry to which the companies in our portfolio are subject, regulatory restrictions, the impact of the current COVID-19 pandemic on the companies in our portfolio, activities by governmental authorities (including changes in taxation), currency fluctuations and the accuracy of the mineral reserves, resources and recoveries set out in the technical data published by the companies in our portfolio. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company cautions readers not to place undue reliance on forward-looking statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. The Company does not undertake to update any forward- looking statements except in accordance with applicable Canadian securities laws. Readers are directed to the Company’s Annual Information Form dated April 29, 2024, filed under the Company’s profile on SEDAR (www.sedarplus.ca) for a complete list of applicable risk factors. Investors are advised that National Instrument 43-101 Standards for disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators requires that each category of Mineral Reserves and Mineral Resources be reported separately. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

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